FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82.............

SIGNATURES
Diageo Interim results for the six months ended 31 December 2004
DIAGEO INTERIM RESULTS
OPERATING AND FINANCIAL REVIEW
FINANCIAL REVIEW
DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT
DIAGEO CONSOLIDATED BALANCE SHEET
DIAGEO CONSOLIDATED CASH FLOW STATEMENT
MOVEMENTS IN NET BORROWINGS
DIAGEO CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
NOTES
INDEPENDENT REVIEW REPORT TO DIAGEO plc
ADDITIONAL INFORMATION FOR SHAREHOLDERS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date ..... 17 February 2005	By	/s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
17 February 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement
Interim results for the year ended 31 December 2004
(17 February 2005)

17 February 2005

Diageo Interim results for the six months ended 31 December 2004

Continued growth across all key measures with organic growth of 3% volume, 5% net sales (after deducting excise duties) and 8% operating profit before exceptional items in the first half of fiscal ’05.

Results at a glance

This is the first time that results have been presented under Diageo’s realigned geographic organisation.

		First half	First half	Reported	Organic*
		2005	2004	movement	movement
Volume	equivalent units m	69.2	66.9	3%	3%

Turnover	£ million	4,984	5,060	(2)%	5%
Net sales (after deducting excise duties)	£ million	3,705	3,795	(2)%	5%
Marketing investment	£ million	575	612	(6)%	2%
Operating profit before exceptional items	£ million	1,192	1,181	1%	8%
Operating margin before exceptional items	%	23.9	23.3	0.6 ppts	0.6 ppts

• Organic movement before exceptional items. See page 29 for an explanation of organic movement and a reconciliation to GAAP measures.

Other financial highlights

		First half	First half
		2005	2004
Operating profit	£ million	1,172	1,162
Basic eps before exceptional items	Pence	30.0	30.3
Free cash flow	£ million	636	620
Profit for the period	£ million	869	891
Basic eps	Pence	29.0	29.3
Interim dividend per share	Pence	11.35	10.60
Return on invested capital	%	17.9	17.6

Chief Executive’s comments

“Diageo’s aim is to consistently deliver across key performance measures and in this half we have again delivered top line organic growth and margin improvement and increased return on capital. This is the tenth consecutive set of results in which we have delivered these improvements.

Our main engines for growth during the half year have been our global priority brands, where volume increased by a further 4%, and our North American business, where organic operating profit is up 12%. Even in Europe, where the consumer environment is far more challenging, we have delivered 4% organic operating profit growth. The performance of our International business, where organic operating profit was also up 4%, reflected improving trading conditions in Latin America, partially offset by difficult trading conditions in Korea, Taiwan and Nigeria, and a 13% increase in marketing investment.

We have made a good start to the year and we can maintain our full year guidance of 6% organic operating profit growth despite absorbing an increase in the cost of executing additional productivity initiatives in the second half.”

Paul S Walsh, Chief Executive

17 February 2005

DIAGEO INTERIM RESULTS
For the six months ended 31 December 2004

Key features of the half year

•	North America
Diageo’s volume in North America grew 5%, significantly ahead of the market which grew about 2%. Diageo has gained share in the United States across all three categories — spirits, wine and beer. This strong top line growth together with mix improvement and cost reduction means that Diageo’s business in North America delivered organic operating profit growth of 12%

•	Europe
Trading conditions in Europe are tough and the ready to drink market continues to contract but these results show that focus on leading brands with strong consumer appeal, Smirnoff, Guinness, Baileys, and a focus on cost does deliver operating profit growth

•	International
The strength of Diageo’s International business is in its broad geographic reach and brand range. This has allowed us to deliver organic operating profit growth despite facing difficult trading conditions in Nigeria, Taiwan and Korea. Strong volume growth in Latin America and innovation-led growth in Australia drove net sales (after deducting excise duties) up 9%. Investment was increased in the new growth markets such as China and marketing behind all the global priority brands was up over 20%

•	The global priority brands remain our fastest growth brands with volume up 4%

•	Marketing investment has been focused on the core spirits brands and spend excluding ready to drink brands grew 7%

•	Diageo’s decision to dispose of most of its shares in General Mills improved return on invested capital and freed up cash for debt reduction and share buybacks. It did however negatively impact eps. Excluding the impact of the sale of General Mills shares and adverse currency movements, Diageo delivered eps growth of 12%

•	Financial highlights

Net sales after deducting excise duties 5%* Operating profit 8%* Operating margin 0.6ppts* Free cash flow at £636 million £16 million Return on invested capital 0.3 ppts

• Organic movement before exceptional items. See page 29 for an explanation of organic movement and a reconciliation to GAAP measures.

OPERATING AND FINANCIAL REVIEW
For the six months ended 31 December 2004

OPERATING REVIEW

See explanatory notes on page 29 for definitions.

Analysis by brand

	Equivalent	Volume	Net sales*
	units	movement	movement
	million	%	%
Global priority brands
Smirnoff	13.5	5	2
Johnnie Walker	7.1	4	9
Guinness	5.9	—	7
Baileys	4.5	3	2
JεB	3.5	(1)	1
Captain Morgan	3.5	11	11
Jose Cuervo	2.2	11	10
Tanqueray	1.0	(4)	—

Total global priority brands	41.2	4	5
Local priority brands	12.9	1	1
Category brands	15.1	4	7

Total	69.2	3	5

• after deducting excise duties

Smirnoff’s overall performance was driven by the core brand’s strong performance across all three regions. Smirnoff ready to drink performance was mixed with growth in North America and International offset by a volume decline in Europe. Volume and net sales (after deducting excise duties) of Smirnoff excluding ready to drink increased by 6%.

Johnnie Walker also achieved strong performance with broad based growth across all three regions. Johnnie Walker Red Label and Johnnie Walker Black Label both grew volume and net sales (after deducting excise duties), while even faster growth of the Johnnie Walker super deluxe variants delivered mix improvement.

Guinness volume was flat, impacted by difficult trading conditions in Africa, particularly Nigeria, offset by improved performance in Europe. Price increases were successfully implemented in many markets including Great Britain, Ireland and Africa.

Baileys overall performance was held back by a decline in volume and net sales (after deducting excise duties) in North America. This decline was the result of lower sales of Baileys Minis which were launched in the prior period. In other markets, Baileys achieved good growth with volume up 6%.

JεB’s performance continues to reflect the decline of the scotch category in Spain, which is JεB’s single biggest market, and represents nearly 50% of total JεB volume.

Captain Morgan, Jose Cuervo and Tanqueray are predominantly North American brands. The performance of Captain Morgan remained strong, boosted by innovation. Jose Cuervo rebounded, delivering double digit volume and net sales (after deducting excise duties) growth. Tanqueray continues to underperform the North America imported gin segment due in part to a price increase implemented in certain regions of the United States in the six months ended 31 December 2004.

Overall ready to drink volume increased 2% although performance and the general health of the segment varies globally. Successful innovation initiatives drove strong growth in North America and International, particularly in Australia and South Africa. Volume declined in Europe due to the contraction of the segment and increased regulations and duties.

Analysis by market

North America

Summary:

•	Global priority brands account for 60% of total volume, while local priority brands represent 25% and category brands account for the remaining 15%

•	Share gains in the spirits, wine and beer categories

•	Volume growth of 5%, supported by innovation initiatives, together with price increases and mix improvement delivered 8% net sales (after deducting excise duties) growth

•	Operating profit before exceptional items grew 12% and operating margin was up 1.1 percentage points driven by strong brand performance, lower marketing and incremental Seagram synergy of £20 million

•	Consolidation phase of distribution strategy essentially completed

Key measures:

	First half	First half	Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			5	5
Turnover	1,384	1,457	(5)	8
Net sales (after deducting excise duties)	1,167	1,228	(5)	8
Marketing	187	202	(7)	2
Operating profit before exceptional items	454	453	—	12

Reported performance:

Turnover was £1,384 million in the six months ended 31 December 2004 down by £73 million from £1,457 million in the comparable prior period. Operating profit before exceptional items increased by £1 million to £454 million in the six months ended 31 December 2004.

Organic performance:

The weighted average exchange rate used to translate US dollar turnover moved from £1 = $1.65 in the six months ended 31 December 2003 to £1 = $1.85 in the six months ended 31 December 2004. The weakening of the US dollar resulted in a £171 million reduction in turnover that was partly offset by organic growth of £100 million. Operating profit before exceptional items increased by £1 million, this increase reflecting organic growth of £47 million offset by £46 million of adverse exchange rate movement effects.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	6	10
Johnnie Walker	6	14
Jose Cuervo	10	8
Baileys	(5)	(6)
Captain Morgan	12	12
Tanqueray	(6)	(2)
Guinness	2	4
Total global priority brands	6	7
Local priority brands	4	7
Category brands	3	14
Total	5	8

* after deducting excise duties

Smirnoff excluding ready to drink grew volume 5% while maintaining the price increase of a year ago. That price increase together with the strong growth of the flavoured vodka variant Smirnoff Twist drove net sales (after deducting excise duties) up 7%. Smirnoff Twist grew nearly 30% and now constitutes about 20% of Smirnoff volume, excluding ready to drink. The growth in Smirnoff has been due in part to an improvement in the brand’s appeal amongst legal drinking age to 29-year-old consumers.

Smirnoff ready to drink volume grew 10% driven by the strong performance of Smirnoff Twisted V, launched in the fourth quarter of calendar 2003. The performance of Smirnoff ready to drink resulted in favourable mix and net sales (after deducting excise duties) growth of 10% for total Smirnoff. In the United States, Smirnoff grew share of both the vodka category and the ready to drink segment.

Smirnoff marketing investment decreased 3%. Smirnoff Red marketing was lower period on period as the prior period included one time investments related to the Icon package launch and image campaign. This was partially offset by an increase in Smirnoff ready to drink marketing to support increased media and programmes focused on introducing target consumers to Smirnoff Twisted V.

Johnnie Walker volume grew 6% while net sales (after deducting excise duties) was up 14%. A price increase in selected regions of the United States coupled with growth in Black Label and the super deluxe variants drove this mix improvement. Johnnie Walker Black Label volume increased 6% and grew share in the United States on higher pricing. Strong consumer demand for super premium brands benefited the super deluxe variants, including Johnnie Walker Green Label launched in October 2004. Johnnie Walker Red Label volume growth slowed to 1% and Red Label lost share as competitive pressures increased in the premium scotch segment.

Jose Cuervo grew volume and share of the United States tequila category and the brand’s first television advertising campaign was launched. Net sales (after deducting excise duties) grew 8% with some adverse impact from flat volume in the higher value Jose Cuervo Margarita Mix variants. Excluding these variants, Jose Cuervo volume grew 10% while net sales (after deducting excise duties) was up 13%.

Baileys volume decreased 5% and share declined as the prior period included the pipeline fill related to the Minis launch but competitive pressures have also increased. Marketing investment declined 7% as advertising in the comparable period had been increased to support the Minis launch.

Captain Morgan continued to deliver strong performance with volume and net sales (after deducting excise duties) both up 12% driven by Original Spiced Rum and the launch of new Parrot Bay Flavors. Strong volume growth drove share gains of over 2 percentage points.

Tanqueray volume decreased 6%, although net sales (after deducting excise duties) fell only 2% due to a price increase taken in the first quarter. Tanqueray continued to lead the imported gin segment.

Guinness volume increased 2% and grew share driven by growth in Guinness Draught in Bottles and Guinness Extra Stout. Net sales (after deducting excise duties) increased by 4%.

Local priority brand performance accelerated with volume up 4% and net sales (after deducting excise duties) up 7%. Crown Royal, with volume up 7%, grew share of the North American whiskey category. Net sales (after deducting excise duties) growth also benefited from higher pricing in certain regions of the United States. Beaulieu Vineyard and Sterling Vineyards continued to perform strongly with combined volume up 27%, while net sales (after deducting excise duties) growth of 14% was negatively impacted by a mix shift to lower value variants. Growth of Crown Royal, Beaulieu Vineyard and Sterling Vineyards which constitute about 30% of Diageo’s local priority brand net sales (after deducting excise duties), offset mixed performance across the remaining North America local priority brands and delivered mix improvement.

Volume of the category brands grew 3% with Popov up 8% and Gordon’s vodka up 3%, along with growth in beer led by Red Stripe and Smithwick’s.

Performance in Canada, which constitutes 10% of North America volume, was negatively impacted by ongoing external labour issues. This included a strike in the province of Quèbec resulting in the closure of most beverage alcohol retailers from November 2004 and the dispute in the National Hockey League which has negatively impacted the on-trade channel.

In the prior period marketing was increased to support the Smirnoff Icon package launch and image campaign as well as the launch of Baileys Minis. In the current period marketing expenditure increased 2% as investment was focused to maximise the impact of other large scale fully integrated marketing programmes and innovation initiatives in the half. Johnnie Walker marketing increased to support increased advertising, successful consumer relationship marketing programmes and holiday gift packaging. Marketing investment was also increased to support the launch of Johnnie Walker Green Label and Captain Morgan Parrot Bay Flavors.

In the half year, Diageo essentially completed the consolidation phase of its distribution strategy with Moët Hennessy in the United States which commenced in February 2002. Over the last two and a half years, Diageo has created 39 dedicated distributor sales teams and staffed them with over 2,100 sales persons selling Diageo’s brands.

On 1 July 2004, Diageo moved the distribution of its brands formerly managed by Schieffelin & Somerset into its existing United States Spirits operation, simplifying the management of the brands and reducing costs.

On 8 February 2005, Diageo completed the acquisition of The Chalone Wine Group Ltd. for US$275 million (£143 million). The acquisition increases the range of premium brands in Diageo’s North American wine business and is expected to yield significant synergy for that business.

Europe

Summary:

•	Great Britain, Ireland and Spain account for 65% of Europe’s volume and 70% of net sales (after deducting excise duties)

•	Global priority brands account for 65% of total volume; while local priority brands represent 16% and category brands account for the remaining 19%

•	Increased regulations and duties on ready to drink beverages, health-related legislation, such as the on-trade smoking ban in Ireland, and weak economic conditions, form the backdrop of Diageo’s performance in Europe

•	Total volume was up 1%, while net sales (after deducting excise duties) declined 1%. Performance, excluding ready to drink, was stronger, with both volume and net sales (after deducting excise duties) growing 2% during the period

•	Marketing was down 3%. Investment behind ready to drink declined 49% in response to the decline in the segment. Excluding ready to drink, marketing was up 5%

•	Operating profit was up 4% due to stronger pricing in Spain, Great Britain and Greece as well as lower overall marketing

Key measures:

	First half	First half	Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			1	1
Turnover	2,240	2,247	—	1
Net sales (after deducting excise duties)	1,448	1,481	(2)	(1)
Marketing	241	268	(10)	(3)
Operating profit before exceptional items	459	432	6	4

Reported performance:

Turnover in Europe was down in the six months ended 31 December 2004 at £2,240 million. Operating profit before exceptional items increased by 6% from £432 million to £459 million.

Organic performance:

Turnover decreased by £7 million compared with the six months ended 31 December 2003. This decrease primarily arose from a £29 million reduction due to exchange rate impacts offset by organic growth of £26 million. The exchange impact results primarily from a weakening of the euro compared to the comparable period in 2003. Operating profit before exceptional items increased by £27 million as a result of £19 million of organic growth and a beneficial exchange rate movement effect of £8 million.

Organic brand performance

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	—	(12)
Johnnie Walker	3	5
Guinness	1	6
Baileys	6	6
JεB	(1)	—
Total global priority brands	2	—
Local priority brands	(5)	(5)
Category brands	6	—
Total	1	(1)

* after deducting excise duties

Smirnoff volume was flat as 4% growth in the Smirnoff brand, excluding ready to drink, offset losses in ready to drink volume, down 21%. Net sales (after deducting excise duties) declined 12%, as a 26% decline in ready to drink net sales (after deducting excise duties) was only partially compensated by 4% growth in the Smirnoff brand, excluding ready to drink.

Johnnie Walker volume grew 3% driven by strong performances in the smaller markets. Both Johnnie Walker Red Label and Johnnie Walker Black Label performed well in Russia, Poland and Portugal while Johnnie Walker Super Deluxe grew in Greece, Portugal and Spain. Net sales (after deducting excise duties) grew 5% due to stronger pricing in Johnnie Walker’s two largest markets, Greece and Spain.

Guinness volume was up 1% as the brand returned to growth in Great Britain and slowed its decline in Ireland. Both markets had solid performances in the on-trade with growth in the off-trade due to new packaging.

Baileys continued to grow, with volume up 6% due to strong performances in several markets. Volume in Great Britain, Baileys biggest European market, grew 6%. Spain grew volume 5% on the back of a new advertising campaign and growth in the on-trade. The launch of Baileys Minis and a successful coffee house campaign drove 10% volume growth in Germany.

JεB volume declined 1%. Volume in Spain, JεB’s largest market, was down 4% as a result of a declining whisky category and stronger pricing. This was partially offset by strong performances in Portugal up 9% and Turkey up 10%. Net sales (after deducting excise duties) were flat despite declining volume as a result of stronger pricing throughout Europe.

Local priority brand volume declined 5% with a corresponding decline in net sales (after deducting excise duties). In Great Britain, Gordon’s Gin grew in a declining category. However, in Ireland, lagers deteriorated as a result of the competitive environment and a cold summer in 2004 compared to the unusually hot summer of 2003. In Spain, Cacique continued to grow with volume up 3%.

Category brands grew volume 6%. Blossom Hill continued on a strong trajectory growing 15% in Great Britain. Pampero performed well in Spain and Italy while standard scotch was particularly strong in Greece with Haig up 31%.

Great Britain

Volume growth was 2% and net sales (after deducing excise duties) grew 1%. Excluding ready to drink, performance was stronger with volume up 3% and net sales (after deducing excise duties) up 6% following price increases on Baileys, Smirnoff Red and Guinness.

Smirnoff Red volume grew 4%, with net sales (after deducting excise duties) growing 6% as a result of a price increase in April. Share in the period grew 1 percentage point due to a strong marketing programme, increased distribution and consistent promotional activities. Smirnoff ready to drink volume declined 18%, however, the brand grew share by 1 percentage point and is the leader in the ready to drink segment with a 29% share.

Guinness returned to growth with volume up 2% and net sales (after deducting excise duties) up 6%, benefiting from a price increase put through in April. New packaging for Guinness Draught in cans drove off-trade growth while a solid performance in the on trade enabled Guinness to hold share flat for the period. Marketing investment increased 6% to support a programme of consistent TV presence.

Baileys volume was up 6% while net sales (after deducting excise duties) grew 5%. The brand had another good period with share up 10 percentage points benefiting from major retailers aggressively supporting Baileys as a strategy to drive footfall through the Christmas period.

Local priority brand volume declined 4%. Bell’s retained its leadership of the blended whisky segment despite lower volume. Gordon’s Gin grew volume 7%, and share 3 percentage points, as a result of an effective advertising and promotional campaign and the successful re-launch of Gordon’s Sloe Gin.

Ireland

The results for Ireland reflect the ongoing difficulties in the on-trade. The continuing shift from the on-trade to the off-trade was further exacerbated by the smoking ban introduced in March 2004 and as a result, Diageo’s volume declined 3%.

Guinness turned in a strong performance driven by a range of successful programmes supporting the brand and benefiting from a cool summer in 2004. Volume decline slowed to 1% and net sales (after deducting excise duties) grew 5% with some benefit from pricing. The on-trade in the Republic of Ireland remains Guinness’ largest channel, accounting for nearly 80% of volume. In this channel, share was up by 1 percentage point despite the challenging dynamics taking place in the on-trade.

Spirits performed well. Baileys volume grew 6% and Smirnoff volume was up 12%. The Smirnoff relaunch in 2004 was successful and the brand remains the number one vodka brand in Ireland.

Local priority brand volume was down 10% due to weak performance in lagers and Smithwick’s. Budweiser, Carlsberg and Harp performance was held back by a cool summer in 2004 and an increasingly competitive environment in the off-trade.

Spain

Volume grew 1% in a spirits market that declined by 2%. While Cacique, Baileys, and Smirnoff drove growth, performance also benefited from trade buy-in ahead of increases in both duty and price. A price rise was put through in April 2004 and a second price increase was made on 1 January 2005 in conjunction with a 2% increase in duty. As a result of stronger pricing, net sales (after deducting excise duties) grew 4%.

JεB volume was down 4%. However, stronger pricing meant that net sales (after deducting excise duties) was down only 1%. Despite a 1 percentage point decrease in share, JεB remains the leader with a 25% share of the standard whisky segment.

The remaining global priority brands performed well. Baileys volume was up 5% and net sales (after deducting excise duties) increased 9%, in the wake of stronger pricing. Johnnie Walker volume was up 1% thanks to Johnnie Walker Black Label, growth of 18% — albeit off a small base — which offset a 2% decline in Johnnie Walker Red Label. Johnnie Walker Black Label also grew share 1 percentage point while Johnnie Walker Red Label’s share remained flat.

Local priority brand volume was up 3%. The dark rum segment continued to grow albeit at a more moderate rate as consumers continue to shift away from whisky and white rum. Cacique volume grew 3% and net sales (after deducting excise duties) were up 9%. The brand lost share due to numerous new entries, however, it is still the leader of the dark rum segment with a 34% share.

Category brand performance was strong. Volume increased 15% as a result of Gordon’s Gin, which grew 14% due to favourable pricing versus the competition and continued momentum behind Pampero, which was up 16%.

Rest of Europe

The rest of Europe represents 35% of total European volume and 30% of net sales (after deducting excise duties). Total volume was up 3%, with volume excluding ready to drink up 4% offsetting a sharp 24% decline in ready to drink. Net sales (after deducting excise duties) declined 1% as a result of lower ready to drink sales in Germany, Switzerland and the Nordics. Excluding ready to drink, net sales (after deducting excise duties) were up 4% reflecting stronger pricing in Greece and Portugal.

In Greece, volume was up 3% with strong growth in Jose Cuervo and Haig. France’s volume was up 4% as a result of growth in Smirnoff Red, Smirnoff ready to drink and JεB. Germany’s volume fell 4% as growth in Baileys and Smirnoff Red only partially offset a 65% decline in Smirnoff ready to drink volume due to an increase in duties and regulations. In Italy, total volume was up 1% as Pampero growth of 26% was offset by weaker volume for Johnnie Walker and Smirnoff.

Russia delivered a strong performance, albeit from a relatively small base. Volume grew 28%, while net sales (after deducting excise duties) were up 33%. Johnnie Walker and Baileys, with volume up 30% and 26% respectively, drove performance, together with the launch of Smirnoff ready to drink in the summer of 2004. Johnnie Walker Red Label, Johnnie Walker Black Label and Baileys all increased share and are the clear leaders in their respective segments.

On 19 November 2004, Diageo announced that it had reached an agreement to acquire the Ursus vodka and Ursus Roter brands. The total cash investment will be approximately €145 million (£102 million) for the acquisition of the brands and the termination of certain existing production and distribution agreements in respect of the brands. The completion of the transaction is subject to regulatory clearances.

International

Summary:

•	Global priority brands account for 53% of total volume, while local priority brands represent 15% and category brands account for the remaining 32%

•	International volume growth was achieved through strong growth in Latin America and parts of Asia Pacific. Volume growth together with price increases in Latin America and Africa and overall favourable mix delivered 9% net sales (after deducting excise duties) growth

•	Strong volume growth from the global priority brands together with price increases on Smirnoff and Guinness offset the continued decline of the scotch category in Korea and mixed volume performance across Africa and Asia Pacific

•	Significant investments were made in the period to position Diageo for long term growth including an increase in marketing of 23% on global priority brands and the launch of a redesigned Guinness bottle in Nigeria holding back operating profit growth

•	Emerging markets of Brazil, India and China continue to grow rapidly driven by growth in Johnnie Walker and Smirnoff

Key measures:

	First half	First half	Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			5	4
Turnover	1,332	1,327	—	9
Net sales (after deducting excise duties)	1,062	1,057	—	9
Marketing	147	142	4	13
Operating profit before exceptional items	352	374	(6)	4

Reported performance:

Reported turnover in the six months ended 31 December 2004 was £1,332 million, up £5 million on the prior period figure of £1,327 million. Operating profit before exceptional items was down 6% at £352 million for the six months ended 31 December 2004.

Organic performance:

Turnover in International markets was up £5 million compared with the six months ended 31 December 2003. There were unfavourable exchange losses of £103 million, offset by a £106 million improvement in organic performance. A small acquisition effect has also been adjusted in reaching organic turnover growth.

There was a £22 million decrease in reported operating profit before exceptional items. This decrease was due to organic improvements in brand performance of £13 million offset by unfavourable exchange rate movements of £35 million (principally driven by weakness in the US dollar).

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	5	10
Smirnoff	14	22
Guinness	(1)	10
Baileys	5	3
Total global priority brands	6	11
Local priority brands	1	(1)
Category brands	4	13
Total	4	9

* after deducting excise duties

Johnnie Walker and Smirnoff led volume growth in global priority brands. Johnnie Walker volume grew 5% driven by strong performance across Latin America and global duty free offset by a volume decline in Taiwan. Smirnoff volume was up 14% with strong growth in both Smirnoff Red, up 11% and Smirnoff ready to drink, up 31%. Smirnoff performance was particularly strong in Latin America, Asia Pacific and India with volume growth of 22%, 20% and 41% respectively. Smirnoff ready to drink volume was up 30% in Latin America driven by strong performance in Brazil, Paraguay and Uruguay as a result of repositioning of the brand and the launch of the Black Ice variant. Smirnoff price increases in Latin America coupled with the growth in the ready to drink segment delivered favourable price / mix benefits.

Guinness volume declined 1% driven by mixed results across Africa. Volume in Nigeria declined 15% while net sales (after deducting excise duties) grew 5% as economic conditions tightened and price increases in excess of inflation were implemented. The decline in Nigeria, which represents 46% of Guinness volume in Africa was due in part to increased competition for disposable income predominantly from mobile phone companies and a significant decrease in liquidity because of banking regulation changes. Price increases were implemented across a number of countries in Africa in the current and previous fiscal years resulting in 11 percentage points of price/mix benefit.

Baileys volume grew 5% driven by growth of 17% in Latin America offset by weakness in Australia where volume declined 14%. The growth in Latin America was led by Chile, where volume doubled to over 60,000 equivalent units as the cream liqueur segment continues to develop.

Volume of local priority brands grew 1% but performance was mixed. Strong growth from Bundaberg (Australia), Buchanan’s (Venezuela), Pilsner (Kenya) and Bell’s (South Africa) offset declines in Windsor (Korea) and Malta Guinness (Africa). Bundaberg continued to perform strongly supported by new packaging and increased media investment. Bundaberg ready to drink grew share of the segment and became the number 1 selling ready to drink product in Australia benefiting from the success of recently launched new variants. Trading conditions and pricing above inflation in Nigeria disproportionately impacted Malta Guinness and overall volume declined 8%. Local priority brand net sales (after deducting excise duties) declined 1% driven in part by the negative impact of Windsor’s decline on mix.

Category brands grew 4% with mixed volume performance across the scotch, rum, gin and beer brands. Net sales (after deducing excise duties) increased 13% primarily due to the growth of higher value brands such as Buchanan’s and Old Parr coupled with significant declines in lower value brands such as Spey Royal and Pilsner.

Overall marketing investment grew 13% with spend behind global priority brands up 23% to support increased media in Latin America on Smirnoff and Johnnie Walker and an upweighted media campaign on Baileys in Mexico. Additionally, there was a significant increase in marketing in China focused on Johnnie Walker. This was offset by a decrease in marketing in Korea due to the decline in the scotch category and investment in Bundaberg in Australia decreased as the comparable period included the sponsorship of the Rugby World Cup.

Asia Pacific

Scotch represents 44% of Diageo’s volume across the Asia Pacific region and performance was mixed. The total scotch category declined 12% in Korea due to the residual effects of the consumer credit crunch and the continued erosion of consumer confidence. Windsor lost share in Korea with volume declining 21% but Diageo maintained its leadership of the scotch category.

In Taiwan the scotch category has become increasingly competitive. Johnnie Walker volume declined 47% and lost share to a local competitor. Volume was negatively impacted in part by the effect of a prior period price increase.

Volume declined 22% in Thailand driven by Spey Royal with volume down 34% as the brand increased price and lost share in the highly competitive standard scotch segment. Johnnie Walker volume declined 17% but net sales (after deducting excise duties) increased 4% benefiting from growth in the super deluxe variants and the discontinuance of certain price promotions.

India and China continue to experience rapid economic expansion and increases in consumer purchasing power and affinity for international spirits. In China, rapid growth of the scotch category continued with volume of Johnnie Walker up 67%, to 90,000 equivalent units, supported by new marketing initiatives focused on building brand awareness through advertising and expanding consumer relationship marketing programmes. In India, Smirnoff grew volume and share driven by the launch of Smirnoff Flavors while Johnnie Walker volume was up 7%.

Ready to drink volume growth of 20% boosted performance in Australia. Bundaberg, Smirnoff and Johnnie Walker each posted double digit volume increases on their respective ready to drink variants. Growth was driven by line extensions and share gains. Performance in spirits was mixed with Bundaberg, Baileys and Smirnoff registering share gains while Johnnie Walker Red Label lost share as aggressive discount programmes were eliminated.

Latin America

The improved economic environment coupled with currency stability provided a lift to performance across Latin America with the scotch and vodka categories leading the growth. Total volume in Latin America increased 14% driven by the global and local priority brands which grew 17% and 23%, respectively. In Brazil, Paraguay, and Uruguay, Johnnie Walker grew volume 10% and share benefited from new media spend. Smirnoff, excluding ready to drink, grew volume 26% boosted by higher media spend and a new packaging launch. A price increase was also implemented on Smirnoff. In Brazil, Johnnie Walker Red Label, Johnnie Walker Black Label and Smirnoff maintained leadership positions of their respective segments.

Volume of Johnnie Walker and Buchanan’s were each up over 70% in Venezuela and both grew share as Diageo maintained its leadership in the super deluxe, deluxe and standard scotch segments. Performance in Mexico was strong with overall volume up 39% driven by growth and share gains across the scotch category for Buchanan’s, Johnnie Walker Red Label and JεB. Baileys also grew volume 22% and share boosted by a new media campaign.

Africa

Overall volume in Africa grew 3% but results were mixed reflecting trading difficulties in some markets there. The improving economic environment in Kenya and growth in South Africa offset the deteriorating trading conditions in Nigeria and the Ivory Coast. Excluding Nigeria, Guinness volume grew 13% largely because of volume growth and share gains in Cameroon and Ghana. Guinness Extra Smooth performed exceptionally well in Cameroon after its launch in June 2004, capturing 4% of the beer market principally at the expense of competitive lager brands. The Ivory Coast, which is the fifth largest Guinness market in Africa, saw volume decline over 40% impacted by the deteriorating political and security situation.

Beer performance in Kenya was strong with volume up nearly 20% as performance of Tusker and Pilsner rebounded and a new value lager was launched. Increasing consumer confidence and strengthening currency boosted performance in South Africa as Johnnie Walker, JεB and Bell’s each posted double-digit volume growth. Volume of Smirnoff in South Africa, which represents 91% of Smirnoff in Africa, grew 6% due in part to the introduction of Smirnoff Triple Spin, a new ready to drink variant.

In December 2004, Diageo completed the purchase of Ghana Breweries Limited, a subsidiary of Heineken, and retains a majority ownership in the newly formed entity – Guinness Ghana Breweries Limited.

Global duty free

Volume decreased 1% and net sales (after deducting excise duties) declined 2% reflecting volume growth in Johnnie Walker offset by a volume decline in Baileys. Performance was impacted by the weakening of the US dollar.

Corporate revenue and costs

Reported turnover in the six months ended 31 December 2004 was £28 million, down £1 million versus the prior period. Net corporate operating costs and trading losses decreased 6% to £73 million. Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

FINANCIAL REVIEW

Summary consolidated profit and loss account

	Six months ended 31 December 2004			Six months ended 31 December 2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	4,984	—	4,984	5,060	—	5,060
Operating costs	(3,792)	(20)	(3,812)	(3,879)	(19)	(3,898)

Operating profit	1,192	(20)	1,172	1,181	(19)	1,162
Associates’ profits	109	—	109	273	(11)	262
Investment income	8	—	8	—	—	—
Disposal of fixed assets		(25)	(25)		(8)	(8)
Finance charges	(74)	—	(74)	(157)	—	(157)

Profit before taxation	1,235	(45)	1,190	1,297	(38)	1,259
Taxation	(296)	14	(282)	(324)	6	(318)

Profit after taxation	939	(31)	908	973	(32)	941
Minority interests	(39)	—	(39)	(50)	—	(50)

Profit for the period	900	(31)	869	923	(32)	891

Turnover

On a reported basis, turnover decreased by £76 million from £5,060 million in the period ended 31 December 2003 to £4,984 million in the period ended 31 December 2004. Turnover was adversely impacted by exchange rate movements of £303 million, principally arising from weakening of the US dollar.

Operating costs

On a reported basis, operating costs decreased by £86 million (2%) from £3,898 million in the period ended 31 December 2003 to £3,812 million in the period ended 31 December 2004. Operating costs included exceptional operating costs of £20 million (2003 — £19 million). On a reported basis before exceptional items, excise duties increased by £14 million from £1,265 million in the comparable prior period to £1,279 million, whilst cost of goods sold decreased by £52 million and marketing investment was down 6% from £612 million to £575 million. Marketing investment on global priority brands (excluding ready to drink) was £324 million while marketing spend on ready to drink brands was £70 million. Overall, the impact of exchange rate movements reduced total operating costs before exceptional items by £230 million.

Exceptional operating costs

Operating profit for the period is after £20 million of exceptional operating costs. Exceptional operating costs include £14 million of accelerated depreciation in respect of the Park Royal brewery which, as announced in April 2004, will close in the summer of 2005. Also included in exceptional operating costs are £6 million of costs related to the integration of the Seagram spirits and wine businesses, acquired in December 2001 (2003 — £19 million).

Operating profit

Reported operating profit before exceptional items increased by £11 million from £1,181 million for the period ended 31 December 2003 to £1,192 million for the period ended 31 December 2004. Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2004 by £73 million (mainly arising from a £57 million impact of a weakening US dollar).

Post employment plans

Post employment costs for the period ended 31 December 2004 of £42 million (2003 — £62 million) included amounts charged to operating profit of £49 million (2003 — £54 million) partly offset by finance income of £7 million (2003 — charges of £8 million). In October 2004 4.0 million shares in General Mills with a market value of £100 million were transferred to the group’s UK pension fund.

Associates

The group’s share of profits of associates before exceptional items was £109 million for the period compared to £273 million in the comparable period last year. Diageo ceased to equity account for its share of the results of General Mills from 23 June 2004. In the six months ended 31 December 2003 General Mills contributed £153 million to share of profits of associates. Diageo’s 34% equity interest in Moët Hennessy contributed £100 million to share of profits of associates before exceptional items (2003 — £110 million).

Investment income

Income from fixed asset investments was £8 million, arising on dividends receivable from General Mills.

Finance charges

Finance charges decreased from £157 million in the period ended 31 December 2003 to £74 million in the six months ended 31 December 2004.

The net interest charge decreased by £68 million (47%) from £146 million in the comparable prior period to £78 million in the six months ended 31 December 2004; £33 million of this decrease results from the cessation of equity accounting for General Mills. The balance of the reduction in the net interest charge mainly results from the interest impact of increased trading cash inflow (£26 million) and from the disposal of General Mills shares (£9 million) partly offset by an increased charge arising from the funding of the share repurchases of £5 million.

Other finance income of £4 million included income of £7 million (2003 — charge of £8 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2003 and 30 June 2004.

Non operating exceptional items

Non operating exceptional items before taxation were a charge of £25 million in the six months ended 31 December 2004 compared with a charge of £8 million in the six months ended 31 December 2003. This charge comprised a loss on disposal of part of the group’s investment in General Mills of £28 million and a net gain on disposal of other fixed assets of £3 million. In October 2004, 49.9 million shares in General Mills were sold for £1.2 billion and a further 4.0 million shares were transferred to the group’s UK pension fund. These disposals generated a loss before tax of £28 million after writing back goodwill previously written off to reserves of £247 million and other costs, including the costs of terminating related hedge instruments, of £25 million.

Profit before taxation

After exceptional items, the profit before taxation and minority interests decreased by £69 million from £1,259 million to £1,190 million in the six months ended 31 December 2004.

Exchange rates

Based on current exchange rates, it is estimated that in the year ending 30 June 2005 there will be an adverse impact from exchange rate movements on profit before exceptional items and taxation of £80 million (translation exchange only on reported share of profits of associates). Similarly, based on current exchange rates, the impact of exchange rate movements on profit before exceptional items and taxation for the year ending 30 June 2006 is estimated to be adverse £80 million.

Taxation

The effective rate of taxation on profit before and after exceptional items for the period was 24%, compared with 25% for the six months ended 31 December 2003 primarily as a consequence of the sale of the General Mills shares.

Dividend

An interim dividend of 11.35 pence per share will be paid on 6 April 2005, an increase of 7% on last year’s interim dividend. The interim dividend will be paid to shareholders on the register on 4 March 2005. Payment to US ADR holders will be made on 12 April 2005. The record date for this dividend will also be 4 March 2005. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 14 March 2005.

In the AGM statement in October 2004 Diageo announced that while final decisions on annual dividends will continue to be taken in the light of earnings performance, inflation and other external factors, the Diageo Board would expect, from February 2006, to hold the company’s dividend increase to shareholders to around 5% annually to gradually rebuild dividend cover.

Cash flow

Summary cash flow statement

	First half	First half
	2005	2004
	£ million	£ million
Operating cash inflow	1,001	971
Interest and dividends paid to minority interests	(118)	(162)
Dividends from associates and fixed asset investments	20	90
Taxation	(152)	(179)
Net purchase of investments	(2)	(5)
Net capital expenditure	(113)	(95)

Free cash flow	636	620

Free cash flow increased 3% to £636 million from £620 million in the prior period, principally as a result of increased operating cash flows (up £30 million to £1,001 million), reduced net interest payments (down £47 million to £93 million) offset by reduced dividends received from associates and fixed asset investments (down £70 million to £20 million).

In the six months ended 31 December 2004, Diageo repurchased 48.2 million shares for cancellation or to be held as treasury shares (2003 — 36.4 million shares) at a cost of £353 million (2003 — £256 million). A net £54 million (2003 — £16 million) was spent on the purchase of shares for the employee share trusts. In October 2004, at the time of the AGM, Diageo reiterated the company’s capital policy. Diageo continues to believe that the company is in a good position to maintain a single A credit rating and to continue the share repurchase programme at the current level even with the acquisition of the Chalone Wine Group and the proposed acquisition of the Ursus vodka brand.

Balance sheet

At 31 December 2004, total shareholders’ funds were £4,103 million compared with £3,692 million at 30 June 2004. The increase was mainly due to the £533 million retained income for the period and goodwill previously written off and recycled through the profit and loss account on the disposal of General Mills of £247 million, offset by £353 million for the repurchase of own shares.

Net borrowings were £3,474 million at 31 December 2004, a decrease of £670 million from 30 June 2004 net borrowings of £4,144 million. The principal components of this decrease were the free cash inflow of £636 million and the proceeds from the sale of General Mills shares of £1,210 million, offset by payments of £407 million to repurchase shares (including net payments for share trust shares), the payment of £302 million to redeem guaranteed preferred securities, and a £512 million equity dividend payment.

Economic profit

Economic profit decreased by £27 million from £522 million to £495 million in the six months ended 31 December 2004. The decline was due to the change in accounting in respect of General Mills. See page 33 for calculation and definition of economic profit.

Conversion to International Financial Reporting Standards (“IFRS”)

Diageo will be required to present IFRS compliant financial statements for the financial year starting 1 July 2005. In September 2005, Diageo will present results for the year ending 30 June 2005 under UK GAAP. The income statement, balance sheet and cash flow will also be available restated under IFRS (see IAS 39 exception below), together with quantitative reconciliations of equity and net profit, and explanations of differences to the corresponding UK GAAP reporting.

The adoption of IFRS will result in changes to the presentation of the financial statements and to the amount and timing of recognition of assets, liabilities, profits and losses. IFRS standards continue to be revised and be subject to new interpretations. However, based on current expectations of the standards that Diageo will need to comply with and on the work carried out to date, the most significant implications of the conversion to IFRS for the group are described below:

IAS 10 — Events after the balance sheet date, requires that dividends declared to holders of equity instruments after the balance sheet date are not recognised as a liability. Amounts of proposed dividends are noted but not provided for.

IAS 12 — Income taxes, uses a balance sheet based approach whereby deferred tax assets and liabilities should be recognised for all taxable temporary differences (except in certain more limited specified instances). One consequence for Diageo will be the recognition under IFRS of significant deferred tax assets representing tax benefits of group reorganisations made in the prior years. Amortisation and other movements in respect of these assets are likely to result in considerable volatility in the tax charge, and thus in the effective tax rate. The cash benefit is not affected by this change in accounting.

IAS 21 — The effects of changes in foreign exchange rates, requires that all exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity or is designated as a hedging instrument in a net investment hedge. IAS 21 is more prescriptive in determining which loans, including intra group loans, may be designated as part of the group’s net investment or as a net investment hedge. Volatility will arise in the income statement to the extent that such loans do not meet the criteria in IAS 21, although this will have no effect on net assets.

IAS 39 — Financial instruments: recognition and measurement, the provisions of which Diageo will adopt with effect from 1 July 2005, impacts Diageo in three key areas:

1)	FX cash flow hedging: The degree of confidence in future cash flows required to achieve hedge accounting for derivatives will increase. Diageo will reduce its volume of transaction hedges given the difficulty of forecasting exact cash flows. The results will therefore be somewhat more sensitive to changes in exchange rates.

2)	FX balance sheet hedging: To obtain hedge accounting for its net investments, Diageo is introducing additional processes to determine, monitor and document the effectiveness of the hedges in place, although it is possible that hedge accounting will not be achieved in respect of all of its overseas investments.

3)	Interest rate risk management: Derivatives must be allocated to specific debt instruments, as opposed to Diageo’s total debt portfolio, to obtain hedge accounting. Additional processes will be introduced to determine, monitor and document the effectiveness of the hedges in place. Finance charges and net borrowings will be more sensitive to changes in interest rates. A proportion of net debt will be recorded at fair value rather than amortised cost.

Overall, there is likely to be some increased volatility in Diageo’s income statement as a consequence of implementing IAS 39, the extent of which will be dependent on prevailing interest and currency rates in the relevant accounting period. There remain aspects of IAS 39 that are subject to ongoing consideration by the International Accounting Standards Board, which may have implications for Diageo.

IFRS 2 – Share-based payment requires that equity-settled share based transactions with employees are required to be measured at the fair value of the equity instruments at the date of grant and this is the basis of the charge to the income statement over the vesting period. Currently, the intrinsic value (the difference between the grant price and the market price at the date of grant) is charged to profit over the life of the option. The fair values of the grants will be calculated based on the binomial and Monte Carlo option pricing models. It is estimated that the change will increase the pre tax cost of employee options for the year ending 30 June 2005 by approximately £15 million.

In addition to the above differences, associates including Moët Hennessy will restate their results under IFRS and this will affect Diageo’s share of their results and net assets.

Other differences between UK GAAP and IFRS are not currently expected to have a significant impact on net income. In particular, under IAS 19 — Employee benefits Diageo has decided to adopt the option to recognise actuarial gains and losses in full in the statement of recognised income and expense. This mirrors the current UK GAAP accounting treatment adopted under full compliance with FRS 17.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended 31 December 2004			Six months ended 31 December 2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	4,984	—	4,984	5,060	—	5,060
Operating costs	(3,792)	(20)	(3,812)	(3,879)	(19)	(3,898)

Operating profit	1,192	(20)	1,172	1,181	(19)	1,162
Associates’ profits	109	—	109	273	(11)	262

	1,301	(20)	1,281	1,454	(30)	1,424
Investment income	8	—	8	—	—	—
Disposal of fixed assets		(25)	(25)		(8)	(8)
Interest payable (net)	(78)	—	(78)	(146)	—	(146)
Other finance income/(charges)	4	—	4	(11)	—	(11)

Profit before taxation	1,235	(45)	1,190	1,297	(38)	1,259
Taxation	(296)	14	(282)	(324)	6	(318)

Profit after taxation	939	(31)	908	973	(32)	941
Minority interests
Equity	(28)	—	(28)	(34)	—	(34)
Non-equity	(11)	—	(11)	(16)	—	(16)

Profit for the period	900	(31)	869	923	(32)	891
Interim dividend	(336)	—	(336)	(320)	—	(320)

Transferred to reserves	564	(31)	533	603	(32)	571

Pence per share
Basic earnings	30.0p	(1.0)p	29.0p	30.3p	(1.0)p	29.3p
Diluted earnings	30.0p	(1.0)p	29.0p	30.3p	(1.0)p	29.3p
Dividends	11.35p		11.35p	10.6p		10.6p
Average shares			2,999m			3,043m

DIAGEO CONSOLIDATED BALANCE SHEET

	31 December 2004		30 June 2004		31 December 2003
	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		3,938		4,012		4,066
Tangible assets		1,970		1,976		1,928
Investments in associates		1,382		1,263		2,882
Other investments		657		1,772		186

		7,947		9,023		9,062
Current assets
Stocks	2,232		2,176		2,162
Debtors	2,142		1,724		2,796
Cash at bank and liquid resources	1,590		1,167		1,304

	5,964		5,067		6,262

Creditors – due within one year
Borrowings	(2,111)		(2,001)		(2,986)
Other creditors	(3,203)		(3,022)		(3,297)

	(5,314)		(5,023)		(6,283)

Net current assets/(liabilities)		650		44		(21)

Total assets less current liabilities		8,597		9,067		9,041
Creditors – due after one year
Borrowings	(2,911)		(3,316)		(3,469)
Other creditors	(63)		(109)		(45)

		(2,974)		(3,425)		(3,514)
Provisions for liabilities and charges		(667)		(709)		(632)

		4,956		4,933		4,895
Post employment liabilities (net of tax)		(672)		(750)		(1,412)

Net assets		4,284		4,183		3,483

Capital and reserves
Called up share capital		883		885		886
Reserves		3,220		2,807		2,106

Shareholders’ funds		4,103		3,692		2,992
Minority interests
Equity	181		179		175
Non-equity	—		312		316

		181		491		491

		4,284		4,183		3,483

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2004		31 December 2003
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		1,001		971
Dividends received from associates		4		90
Returns on investments and servicing of finance
Interest paid (net)	(93)		(140)
Dividends received from fixed asset investments	16		—
Dividends paid to equity minority interests	(25)		(22)

		(102)		(162)
Taxation		(152)		(179)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(123)		(110)
Net purchase of investments	(2)		(5)
Sale of tangible fixed assets	10		15

		(115)		(100)
Acquisitions and disposals
Sale of shares in General Mills	1,210		—
Net purchase of subsidiaries and associates	(2)		(8)

		1,208		(8)
Equity dividends paid		(512)		(480)
Management of liquid resources		(441)		(218)
Financing
Issue of share capital	3		1
Net purchase of own shares for share trusts	(54)		(16)
Own shares purchased for cancellation/holding as treasury shares	(353)		(256)
Redemption of guaranteed preferred securities	(302)		—
(Decrease)/increase in loans	(154)		269

		(860)		(2)

Increase/(decrease) in cash in the period		31		(88)

MOVEMENTS IN NET BORROWINGS

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Increase/(decrease) in cash in the period	31	(88)
Cash flow from change in loans	154	(269)
Change in liquid resources	441	218

Change in net borrowings from cash flows	626	(139)
Exchange adjustments	36	295
Non-cash items	8	9

Decrease in net borrowings	670	165
Net borrowings at beginning of the period	(4,144)	(4,870)

Net borrowings at end of the period	(3,474)	(4,705)

DIAGEO CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended			Six months ended
	31 December 2004			31 December 2003
	Before tax	Tax	Net	Before tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the period — group	1,042	(244)	798	979	(268)	711
— associates	109	(38)	71	230	(50)	180

	1,151	(282)	869	1,209	(318)	891
Exchange adjustments — group	(25)	—	(25)	10	(7)	3
— associates	54	—	54	(123)	—	(123)

Total recognised gains and losses for the period	1,180	(282)	898	1,096	(325)	771

NOTES

1. Basis of preparation

The interim financial information has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2004. The information is unaudited but has been reviewed by the auditors, KPMG Audit Plc, and their report is reproduced after these notes. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2004 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

2. Business and geographical analyses

Following a reorganisation of the way the business is managed, the business analysis is now presented under the categories of Diageo North America, Diageo Europe and Diageo International. The results for the periods ended 31 December 2004 and 31 December 2003 have been reported to reflect this new organisation.

Business analysis:

	Six months ended		Six months ended
	31 December 2004		31 December 2003
		Operating		Operating
	Turnover	profit/(loss)	Turnover	profit/(loss)
	£ million	£ million	£ million	£ million
North America	1,384	454	1,457	453
Europe	2,240	459	2,247	432
International	1,332	352	1,327	374

	4,956	1,265	5,031	1,259
Corporate	28	(73)	29	(78)

	4,984	1,192	5,060	1,181

Geographical analysis of turnover and operating profit by destination:

	Six months ended		Six months ended
	31 December 2004		31 December 2003
		Operating		Operating
	Turnover	profit	Turnover	profit
	£ million	£ million	£ million	£ million
Europe	2,292	395	2,305	368
North America	1,404	465	1,474	462
Asia Pacific	522	126	558	139
Latin America	311	97	291	101
Rest of World	455	109	432	111

	4,984	1,192	5,060	1,181

Turnover and operating profit by geographical destination have been stated according to the location of the third party customers. Operating profit is before exceptional operating charges of £20 million (2003 — £19 million). Certain businesses within Diageo International for internal management purposes have been reported within the appropriate market in the geographical analysis above. Corporate turnover and operating loss (principally central costs) are incurred in Europe.

	31 December 2004	31 December 2003
	£ million	£ million
Net assets relating to:
Premium drinks business	8,029	8,035
Investment in General Mills	473	1,540
Investments in associates	1,382	1,342
Post employment liabilities (net of deferred tax)	(672)	(1,412)
Net borrowings	(3,474)	(4,705)
Tax, dividends and other corporate items	(1,454)	(1,317)

	4,284	3,483

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.85 (2003 — £1 = $1.65) and euro — £1 = €1.46 (2003 — £1 = €1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.92 (2003 — £1 = $1.79) and euro — £1 = €1.42 (2003 — £1 = €1.42). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Operating costs
Park Royal brewery accelerated depreciation	(14)	—
Seagram integration	(6)	(19)

	(20)	(19)
Associates	—	(11)
Disposal of fixed assets
Shares in General Mills	(28)	—
Other	3	(8)

	(45)	(38)

4. Taxation

The £282 million total taxation charge for the six months ended 31 December 2004 comprises a UK tax credit of £10 million, a foreign tax charge of £254 million and a tax charge on associates of £38 million.

5. Note of historical cost profit and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant periods restated on an historical cost basis.

6. Movements in consolidated shareholders’ funds

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Profit for the period	869	891
Dividends	(336)	(320)

	533	571
Exchange adjustments	29	(113)
Tax charge on exchange in reserves	—	(7)
New share capital issued	3	1
Share trust arrangements	(48)	(14)
Purchase of own shares for cancellation/held as treasury shares	(353)	(256)
Goodwill on disposals of businesses	247	9

Net movement in shareholders’ funds	411	191
Shareholders’ funds at beginning of the period	3,692	2,801

Shareholders’ funds at end of the period	4,103	2,992

7. Net borrowings

	31 December	31 December
	2004	2003
	£ million	£ million
Debt due within one year and overdrafts	(2,111)	(2,986)
Debt due after one year	(2,911)	(3,469)

	(5,022)	(6,455)
Less: Cash at bank and liquid resources	1,590	1,304
Interest rate and foreign currency swaps	(42)	446

Net borrowings	(3,474)	(4,705)

8. Stocks

	31 December	31 December
	2004	2003
	£ million	£ million
Raw materials and consumables	231	208
Work in progress	15	17
Maturing stocks	1,484	1,447
Finished goods and goods for resale	502	490

	2,232	2,162

9. Net cash inflow from operating activities

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Operating profit	1,172	1,162
Exceptional operating costs	20	19
Restructuring and integration payments	(16)	(52)
Depreciation and amortisation charge	106	110
Increase in working capital	(323)	(321)
Other items	42	53

Net cash inflow from operating activities	1,001	971

10. Contingent liabilities

(i) Guarantees  In connection with the disposal of the quick service restaurant business, Diageo has guaranteed up to $850 million (£443 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£104 million) until November 2009.

Including these guarantees, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to the third parties of £598 million. There has been no material change since 30 June 2004 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation  An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to vigorously defend itself against this lawsuit.

(iii) Alcohol advertising litigation  Four putative class actions have been filed against Diageo, Diageo North America, Inc., Paddington, Ltd (which is not a legal entity but a name under which Diageo North America, Inc. does business) and a large group of other beverage alcohol manufacturers and importers. Two of the actions are now pending in federal district courts — one in Ohio (where two complaints were originally filed but have since been consolidated under a single amended complaint) and one in North Carolina. A third action is pending in the Superior Court of the District of Columbia and the fourth is pending in Colorado state court. In each action, plaintiffs seek to pursue their claims on behalf of two classes of plaintiffs — (i) parents or guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present and (ii) all parents and guardians of children currently under the age of 21.

Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. They seek fines, punitive damages and disgorgement of profits and injunctions against the alleged targeting of minors in advertising.

Diageo North America and other domestic defendants have moved to dismiss the complaints in Ohio, North Carolina and Colorado. These motions to dismiss are fully briefed. The courts have not indicated when they might rule. Diageo North America, along with other domestic defendants, expects to move to dismiss the complaint in the District of Columbia on or before 9 April 2005 when their time to move or answer with respect to the Complaint expires.

Diageo and other foreign defendants must answer or move to dismiss the complaints for lack of personal jurisdiction by 9 April 2005 in the District of Columbia and by 17 March 2005 in Ohio, North Carolina and Colorado.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

INDEPENDENT REVIEW REPORT TO DIAGEO plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2004 set out on pages 19 to 27. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
London, 16 February 2005

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Unless otherwise stated, percentage movements given throughout this announcement for volume, turnover, net sales (after deducting excise duties), marketing investment and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements and free cash flow please refer to Diageo’s annual report for the year ended 30 June 2004 and ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5 and ready to drink in nine litre cases divide by 10.

Net sales are turnover less excise duties.

References to ready to drink include flavoured malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caesar and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share is volume share.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 34 — ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

(i) Organic movement

Organic movement in volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of our premium drinks business is discussed using these measures.

Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of our premium drinks business, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact the element of turnover retained by the group.

Also in the discussion of the performance of our premium drinks business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.

Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of our premium drinks business is included on page 32.

Organic movement calculations

The organic movement calculations for volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the six months ended 31 December 2004 were as follows:

			2003		Organic
	2003	Disposals	restated	Acquisitions	movement	2004	Organic
	units	units	units	units	units	units	movement
	million	Million	million	million	million	million	%
Volume
North America	23.4	(0.1)	23.3	—	1.2	24.5	5
Europe	23.5	—	23.5	—	0.3	23.8	1
International	20.0	—	20.0	0.1	0.8	20.9	4

Total	66.9	(0.1)	66.8	0.1	2.3	69.2	3

			Acquisitions
	2003		and	Organic	2004	Organic
	Reported	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
North America	1,457	(171)	(2)	100	1,384	8
Europe	2,247	(29)	(4)	26	2,240	1
International	1,327	(103)	2	106	1,332	9
Corporate	29	—	—	(1)	28	(3)

Total	5,060	(303)	(4)	231	4,984	5

Net sales (after deducting excise duties)
North America	1,228	(146)	(1)	86	1,167	8
Europe	1,481	(21)	(4)	(8)	1,448	(1)
International	1,057	(83)	2	86	1,062	9
Corporate	29	—	—	(1)	28	(3)

Total	3,795	(250)	(3)	163	3,705	5

Excise duties	1,265				1,279

Turnover	5,060				4,984

Operating profit before exceptional items
North America	453	(46)	—	47	454	12
Europe	432	8	—	19	459	4
International	374	(35)	—	13	352	4
Corporate	(78)	—	—	5	(73)	6

Total	1,181	(73)	—	84	1,192	8

Notes

(1)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar.

(2)	Acquisitions in the period ended 31 December 2004 are only in respect of the acquisition of Ghana Breweries Limited (International). Disposals in the period comprise the disposal of Kamchatka (North America) and the disposal of Finches Soft Drinks (Europe).

(3)	In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(4)	The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the column headed 2003 Reported, the column headed Exchange and the impact of disposals from the column headed Acquisitions and Disposals. The basis of the calculation of the organic movement is explained below.

Calculation of organic movement

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

(ii) Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. The group’s management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

(iii) Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflect the operating performance of the business after the effective tax rate for the period, stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and the end of the period. Capital employed comprises net assets for the period, excluding post employment liabilities (net of deferred tax) and net borrowings. This average total invested capital is aggregated with restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off in reserves (up to 1 July 1998). Calculations for the return on average total invested capital for the six months ended 31 December 2004 and 31 December 2003 were as follows:

	2004	2003
	£ million	£ million
Operating profit before exceptional items	1,192	1,181
Associates after interest	109	241
Dividends receivable from investments	8	—
Effective tax rate 24% (2003 — 25%)	(314)	(356)

	995	1,066

Average net assets	4,945	4,795
Average net borrowings	3,809	4,788
Average integration costs (net of tax)	916	896
Average goodwill	1,443	1,619

Average total invested capital	11,113	12,098

Return on average total invested capital	17.9%	17.6%

iv) Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2004 and 31 December 2003 were as follows:

	2004	2003
	£ million	£ million
Average total invested capital (see (iii) above)	11,113	12,098
Operating profit before exceptional items	1,192	1,181
Associates after interest	109	241
Dividends receivable from investments	8	—
Effective tax rate 24% (2003 — 25%)	(314)	(356)

	995	1,066
Capital charge at 9% of average total invested capital	(500)	(544)

Economic profit	495	522

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	developments in the alcohol advertising class actions and any similar proceedings;

•	developments in the Colombia litigation and any similar proceedings;

•	changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2004 filed with the U.S. Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement in based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

For further information

Diageo’s interim results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 17 February 2005. The presentation will be available on the Diageo website www.diageo.com and also at www.cantos.com. Prior to the event the presentation slides will also be available to download from Diageo’s home page.

You will be able to listen to a live broadcast of the presentation and to the question and answer session.
The number to call is:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results

After the presentation the slides and accompanying text will be available to download from Diageo’s home page.

You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 17 March 2005.

A press conference will take place beginning at 12.30 (UK time) on Thursday 17 February and will be broadcast live from a link on www.diageo.com.

Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 17 February 2005. Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results

The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 31 March 2005. The number to call is:

UK/Europe	+44 20 7970 8446
USA/Canada	+1 203 369 4894

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272
	Michael Mulhall	+44 (0) 20 7927 4471
Investor.relations@diageo.com
Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225
Media@diageo.com